SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

SIRENZA MICRODEVICES, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror)

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

82966T106
(CUSIP Number of Class of Securities of Underlying Common Stock)

Robert Van Buskirk
President and Chief Executive Officer
Sirenza Microdevices, Inc.
522 Almanor Avenue
Sunnyvale, California 94085
(408) 616-5400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Steven V. Bernard, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$5,493,089	$505.36

*
Calculated solely for purposes of determining the filing fee. This amount assumes that eligible options to purchase 2,906,396 shares of common stock of Sirenza Microdevices, Inc. having an aggregate value of $5,493,089 as of August 19, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such eligible options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the product of 0.000092 and the value of the transaction.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount	Previously Paid: Not applicable.
Form	or Registration No.: Not applicable.
Filing	party: Not applicable.
Date	filed: Not applicable.

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check	the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.    Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Offer to Exchange, dated August 20, 2002 (“Offer to Exchange”), a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2.    Subject Company Information.

(a)	Name and Address.

The name of the issuer is Sirenza Microdevices, Inc. a Delaware corporation (“Sirenza” or the “Company”). The address of Sirenza’s principal executive office is 522 Almanor Avenue, Sunnyvale, California 94085 and the telephone number at that address is (408) 616-5400.

(b)	Securities.

This Tender Offer Statement on Schedule TO relates to an offer by the Company to exchange eligible options outstanding under the Company’s amended and restated 1998 Stock Plan to purchase shares of the Company’s Common Stock, par value $0.001 per share, held by eligible employees for new options that will be granted under the Company’s amended and restated 1998 Stock Plan, upon the terms and subject to the conditions set forth under “The Offer” in the Offer to Exchange. As of August 14, 2002, options to purchase 4,024,198 of our shares of Common Stock were issued and outstanding, all of which were held by eligible employees and approximately 2,906,396 of which constitute “eligible options” and may be exchanged in the offer.

An “eligible option” refers to all options granted under the Company’s amended and restated 1998 Stock Plan, provided that the eligible employee has not previously exercised any portion of the option grant. An “eligible employee” refers to all employees and directors of Sirenza and its subsidiaries who are employees or directors at the time this offer commences and at the time the tendered options are cancelled. Executive officers, members of our board of directors and affiliates provided they are otherwise “eligible employees” are eligible to participate in the Offer. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Introduction,” and the sections under the caption “The Offer” entitled “Number of Options; Expiration Date,” “Acceptance of Options for Exchange and Issuance of New Options,” and “Terms of New Options” is incorporated herein by reference.

(c)	Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer—Price Range of Shares Underlying the Options” is incorporated herein by reference.

Item 3.    Identity and Background of Filing Person.

(a)	Name and Address.

The filing person is the issuer. We refer you to the information set forth under Item 2(a) above. The information set forth in the Offer to Exchange under the caption “The Offer – Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

(b)	Business and background of natural persons.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 4.    Terms of the Transaction.

(a)	Material Terms.

The information set forth in the Offer to Exchange under the captions “Summary Term Sheet,” “Introduction,” and the sections under the caption “The Offer” entitled “Eligibility,” “Basic Terms,” “Extension of Offer; Termination; Amendment,” “Procedures for Tendering Options,” “Withdrawal Rights and Change of Election,” “Acceptance of Options for Exchange and Issuance of New Options,” “Conditions of the Offer,” “Effect of a Change of Control Prior to the Granting of New Options,” “Terms of New Options,” “Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer,” “Legal Matters; Regulatory Approvals,” “Material U.S. Federal Income Tax Consequences,” and “Material Non-U.S. Tax Consequences” are incorporated herein by reference.

(b)	Purchases.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 5.    Past Contacts, Transactions, Negotiations and Arrangements.

(e)	Agreements Involving the Subject Company’s Securities.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference. The Company’s amended and restated 1998 Stock Plan and related option agreement attached hereto as Exhibit (d)(1) and the 1998 Stock Plan Prospectus attached hereto as Exhibit (d)(2) contain information regarding the subject securities.

Item 6.    Purposes of the Transaction and Plans or Proposals.

(a)	Purposes.

The information set forth in the Offer to Exchange under the caption “Purpose of the Offer” is incorporated herein by reference.

(b)	Use of Securities Acquired.

The information set forth in the Offer to Exchange under the captions “The Offer—Acceptance of Options for Exchange and Issuance of New Options” and “The Offer—Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer” are incorporated herein by reference.

(c)	Plans.

The information set forth in the Offer to Exchange under the caption “Purpose of the Offer” is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)	Source of Funds.

The information set forth in the Offer to Exchange under the caption “The Offer—Terms of New Options” is incorporated herein by reference.

(b)	Conditions.

Not applicable.

(d)	Borrowed Funds.

Not applicable.

Item 8.    Interest in Securities of the Subject Company.

(a)	Securities Ownership.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Option” is incorporated herein by reference.

(b)	Securities Transactions.

The information set forth in the Offer to Exchange under the caption “The Offer—Interests of Directors and Officers; Transactions and Arrangements Concerning the Options” is incorporated herein by reference.

Item 9.    Person/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations.

Not applicable.

Item 10.    Financial Statements.

(a)	Financial Information.

The information set forth in the Offer to Exchange under the captions “The Offer—Financial Information” and “The Offer— Additional Information” and on pages 40 through 65 of Sirenza’s Annual Report on Form 10-K for its fiscal year ended December 31, 2001 (“Form 10-K”), and on pages 1 through 11 of Sirenza’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2002 (“Form 10-Q”) are incorporated herein by reference. Concurrently with the delivery of the Offer to Exchange, the Form 10-K and Form 10-Q are been delivered to the eligible employees and, in addition, such reports may be inspected at, and copies obtained from, the same place and in the same manner as set forth in the Offer to Exchange under the caption “Additional Information,” including electronically on the Commission’s website at http://www.sec.gov.

(b)	Pro Forma Information.

Not applicable.

(c)	Summary Information.

Not applicable.

Item 11.    Additional Information.

(a)	Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under the caption “The Offer—Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b)	Other Material Information.

Not applicable.

Item 12. Exhibits.

(a)	(1) Offer to Exchange Certain Outstanding Options for New Options dated August 20, 2002.

(2)	Memorandum from Robert Van Buskirk to Sirenza’s employees dated August 20, 2002.

(3)	Election Form.

(4)	Notice to Change Election from Accept to Reject.

(5)	Form of Promise to Grant New Stock Option.

(6)	Time Line for Option Exchange.

(7)
Sirenza Microdevices, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

(8)	Sirenza Microdevices, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

(b)	Not applicable.

(d)
(1) Sirenza Microdevices, Inc. amended and restated 1998 Stock Plan and form of agreement thereunder incorporated by reference to Sirenza’s Registration Statement on Form S-1 (File No. 333-31382), declared effective by the Securities and Exchange Commission on May 24, 2000.

(2)	Sirenza Microdevices, Inc. 1998 Stock Plan Prospectus.

(g)	Not applicable.

(h)	Not applicable.

Item 13.    Information Required by Schedule 13E-3.

(a)	Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

SIRENZA MICRODEVICES, INC.

/s/ THOMAS SCANNELL

Thomas Scannell
Vice President, Finance and Administration, Chief
Financial Officer and Secretary

Date: August 20, 2002

INDEX TO EXHIBITS

(a)	(1)	Offer to Exchange Certain Outstanding Options for New Options dated August 20, 2002.

	(2)	Memorandum from Robert Van Buskirk to Sirenza’s employees dated August 20, 2002.

	(3)	Election Form.

	(4)	Notice to Change Election from Accept to Reject.

	(5)	Form of Promise to Grant New Stock Option.

	(6)	Time Line for Option Exchange.

(7)
Sirenza Microdevices, Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the Securities and Exchange Commission on March 27, 2002 and incorporated herein by reference.

	(8)	Sirenza Microdevices, Inc. Quarterly Report on Form 10-Q for the quarter ended June 30, 2002 filed with the Securities and Exchange Commission on August 14, 2002 and incorporated herein by reference.

(b)		Not applicable.

(d)	(1)
Sirenza Microdevices, Inc. amended and restated 1998 Stock Plan and form of agreement thereunder incorporated by reference to Sirenza’s Registration Statement on Form S-1 (File No. 333-31382), declared effective by the Securities and Exchange Commission on May 24, 2000.

	(2)	Sirenza Microdevices, Inc. 1998 Stock Plan Prospectus.

(g)		Not applicable.

(h)		Not applicable.